

August 15, 2011

Via E-mail
Mr. Ang Kang Han
Sooner Holdings, Inc.
Long Shan Development Area
Han Jiang Town, ShiShi City
Fujian PRC

> **Re:** **Sooner Holdings, Inc.**
> **Form 8-K/A**
> **Filed July 25, 2011**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-18344**

Dear Mr. Ang:

We have reviewed your amended filing and supplemental response regarding your Form 10-Q for the quarter ended March 31, 2011 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed July 25, 2011

Footwear, page 16

1. We note your response and revised disclosure regarding comment two of our letter dated July 5, 2011 and we reissue the comment. Please disclose all material terms, such as terms pertaining to price, payment, shipping and insurance, to the standard purchase order agreement with Ransford and your recent agreement with Yuanfeng.

Liquidity and Capital Resources, page 37

2. We repeat comment seven in part. Please describe, in greater detail, the transactions in which SFP funded the difference between $11 million and $5.7 million. Furthermore, please revise your disclosure in accordance with your response.

3. We reissue comment nine in part. Please clarify whether a binding agreement exists to support the disclosure that that amounts owed by FFP and San Ming may be payable to the registrant if the call options are not exercised. If written, please file the agreement as an exhibit; if oral, please provide a written description of the oral agreement. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If there is no binding agreement, please revise your disclosure to reflect this fact.

Off-Balance Sheet Arrangements, page 39

4. We reissue comment 10 from our letter dated July 5, 2011. In this regard, it is unclear how the exhibits have been revised in accordance with our comment as no revised exhibits have been filed with your amendment.

Form 10-Q for Quarter Ended March 31, 2011
Financial Statements
Notes to Financial Statements
4. Stockholders' Equity
Earnings Per Share, page 12

5. We have reviewed your response to our prior comment 18, noting you have included the conversion of the Series A preferred stock in the weighted average shares outstanding in your earnings per share calculation under the presumption that this conversion represents contingently issuable shares. It appears that issuance of these shares is the result of the conversion of the preferred stock and not additional common shares to be issued as the result of a contingency stipulated within the purchase agreement (i.e. additional consideration). In addition, we note that your justification for the inclusion of the reverse stock split in your earnings per share calculation appears to be inconsistent with your June 13, 2011 response to our prior comment 29. In this response, you stated that the reverse stock split was not reflected in stockholders' equity at March 31, 2011 because it has not occurred. Based on the foregoing, it appears to us that both the conversion and stock split should not be included in your weighted average shares outstanding figure used to calculated earnings per share at March 31, 2011. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director